 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

MERIDIAN BIOSCIENCE, INC.
(Exact name of the registrant as specified in its charter)

Ohio	0-14902	31-0888197
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3471 River Hills Drive, Cincinnati, Ohio		45244
(Address of principal executive offices)		(Zip code)

Melissa A. Lueke (513) 271-3700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

  X   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

___ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________________________.

SECTION 1. CONFLICT MINERALS DISCLOSURE

Item 1.01                          Conflict Minerals Disclosure and Report

Meridian Bioscience, Inc. ("Meridian" or the "Company") evaluated its products during the year ended December 31, 2014 and determined that certain products manufactured or contracted to be manufactured by the Company contain tin, tungsten, tantalum, and/or gold.  As a result, Meridian has filed a Conflict Minerals Report ("CMR"). A copy of Meridian's CMR is furnished as Exhibit 1.01 to this Form SD and is incorporated herein by reference. Copies of Meridian's Form SD and CMR are also available at the Meridian corporate website:  www.meridianbioscience.com.

SECTION 2. EXHIBITS
Item 2.01                          Exhibits
Exhibit 1.01                          Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 27, 2015	MERIDIAN BIOSCIENCE, INC. By: /s/ Melissa A. Lueke Melissa A. Lueke Executive Vice President and Chief Financial Officer